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                      Filed by Cadence Design Systems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        Subject Company: Simplex Solutions, Inc.
                                                  Commission File No.: 000-32487

         This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

         On April 24, 2002, Cadence and Simplex held a conference call relating to the proposed merger described above, which was also made available for replay via a webcast. The following is a transcript of the conference call:

     TRANSCRIPT OF CADENCE DESIGN SYSTEMS, INC. AND SIMPLEX SOLUTIONS, INC.
                       CONFERENCE CALL ON APRIL 24, 2002


Ray Bingham:

         Thank you all for joining us this afternoon. I'm very pleased to announce a combination of companies and teams that I believe will accelerate Cadence's already-successful move to the forefront of next-generation design.

         Cadence has signed a definitive agreement to acquire Simplex, in our view the world's leading provider of extraction and analysis solutions for the verification of digital IC design. It provides us with powerful, complementary technology in the ever-more-crucial Design-for-Manufacturing space.

         It also brings to Cadence some of the most talented technologists in the world for interconnect and DFM, and a leadership team that shares our vision of providing the best technology and complete design infrastructure solutions to our customers.

         The terms of the transaction are in the press release, but just a couple of details. It's a stock deal valued at approximately $300 million, or $18 per share.

         We expect it to be dilutive by about a penny a quarter for the two quarters following the close, and accretive thereafter. Notwithstanding that, we are not changing guidance. We'd be happy to take your questions a little later.

         Over the past 15 months, Cadence has made a series of bold moves to become the best choice for next-generation design at 0.13 micron and below. We're delivering these solutions today, and as you saw with our Q1 results - they're producing business greater than our expectations.

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         First, I brought in Lavi Lev, a seasoned industry technology leader, to lead the IC business. Lavi and his team have concentrated on current and future technology challenges, customer requirements, operational excellence with a sharp business focus.

         Second, we've made a series of strategic, very targeted acquisitions - including this one - in critical areas that are complementary to our strengths in order to build on our already-strong technology.

         o CadMOS' signal integrity solution prevents, analyzes and repairs signal integrity problems that occur as wires come closer together at 0.13 and beyond.

         o Silicon Perspective's full chip virtual prototyping is essential to high productivity for tens of millions of gates. As a result of these additions, in March we introduced the industry's first complete 0.13 micron flow - SoC Encounter. Both CadMOS and SPC have been outperforming plan, and are important revenue drivers.

         o Plato, which closed today, adds very fast, high-capacity routing technology for the next generation of SoC Encounter.

         o And with Simplex, we add best-in-class extraction and analysis technology, as well as an exciting development program for future technologies focused on the X architecture and a world-class, high-end digital chip design team with SoC Design Foundry.

         As with CadMOS, Silicon Perspective and Plato, it's not just technology that attracted us to Simplex. Simplex has an outstanding team that will play a key role in Cadence's future. Penny Herscher - Simplex Chairman and CEO - will become Executive VP and chief marketing officer responsible for marketing, strategy, Tality and the Simplex SoC Design Foundry. I'm excited to welcome her onto my team to continue the transformation of Cadence.

         And the technology team is very well-known. Aki Fujimura - Simplex President and COO - will lead the Design-for-Manufacture business unit in the Cadence IC Solutions business; and Steve Teig - Simplex CTO - will become Cadence chief scientist and will join the office of the CTO.

         The result: We'll be able to deliver the world's best design flow for
0.13 micron and below, and an unmatched technology team. The great work that the Simplex team has been doing accelerates by what happens with the best delivery channel in the world.

         With that, I'd like to turn it over to Penny.

Penny Herscher:

         Thanks, Ray. We are very excited as well to join Ray and his team as Cadence catapults into the forefront of electronic design.

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         You may find yourself wondering: what just happened here?

         A year and a half ago, as an industry, we were talking about integrating synthesis and place & route as the way to solve timing closure problems at 0.18 micron, and debating who had the most tapeouts in the physical synthesis battle. Today, everything has changed.

         At 0.13 micron and below, the problems are not as simple. Interconnect physics is the dominant design issue. Designs are huge, with tens of millions of gates. And manufacturing in copper is a new challenge. Our customers need innovation and the best technology to design for the next generation of system on chip.

         Simplex helps solve these problems in three fundamental ways.

         First, with the industry's best extraction and analysis solutions. With our focus on power, complementary signal integrity and electromigration, we've solved hundreds of customer design problems. Our solutions complement the Cadence flow extremely well, and will provide customers with the best technology available.

         Second, with our SoC Design Foundry. We have an unmatched record of designing high-end digital chips, and have achieved 100 percent First Silicon Success. And while we won't be able to talk specifics until the merger closes, we intend to combine the best practices from both Design Foundry and Tality to develop a winning strategy.

         Finally, the X architecture technology offers incredible promise, and the X Initiative work we've been doing to help develop the industry supply chain can immediately benefit Cadence.

         So why come together now? This was not an easy decision, but customers need these solutions now, and together we have a great opportunity to provide them. Our goal: Bring solutions to market that comprehend all deep submicron process effects, and enable first silicon success with the world's leading technology.

         What you see with this merger is a technology powerhouse company - one that has the innovation, the products, the services, the people, and the vision to help our customers win. It's a winning combination, and we're proud to be a part of it.

Additional Information about the Proposed Merger and Where to Find It

         Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy

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statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, (408) 943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085,
(408) 617-6100. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

         Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

         This transcript contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the strategies, benefits, opportunities and financial results relating to the proposed merger; Cadence's business and results; strategies, beliefs and expectations regarding recent acquisitions; the Simplex leadership team and technology team; beliefs and expectations regarding customers; and beliefs, expectations and intentions regarding products, solutions and technologies. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for Cadence's and Simplex's products, services and solutions; possible development or marketing delays relating to product offerings; and the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Cadence's and Simplex's most recent filings with the Securities and Exchange Commission. Neither Cadence nor Simplex undertakes any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this transcript.